[Letterhead of Orsini & Rose Law Firm, P.A.]




August 18, 2000




Securities & Exchange Commission
450 Fifth Street N. W.
Washington, D.C.  20549

Re:  ABCO Industries, Inc.
File No. 000-30798
Withdrawal of Registration Statement on Form 10-SB



Dear Madam/Sir:

ABCO Industries, Inc. (the "Company") hereby requests the immediate withdrawal of its registration statement, file No. 000-30798 originally filed with the SEC on July 18, 2000.

The Company requests such withdrawal while it complies with Item 310(g) of Regulation S-B. Upon completion of that documentation, a new filing will be processed.

Sincerely,



/s/ Pete W. Harder
------------------
    Pete W. Harder
    President






                        The Orsini & Rose Law Firm, P.A.

405 Central Avenue                                          Phone (813) 896-2230
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